UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-40805

VersaBank
(Translation of registrant's name into English)

140 Fullarton Street, Suite 2002
London, Ontario N6A 5P2
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

SUBMITTED HEREWITH

Exhibit No.	Description

99.1	Press Release dated September 1, 2026 titled "VersaBank announces first implementation of real-time structured receivable program in the United States".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VersaBank
(Registrant)

Date: September 1, 2026	By:	/s/ Lawrence Chamberlain
Name: Lawrence Chamberlain
Title: Global Senior Vice President, Investor & Stakeholder Relations